File No. __________

                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                          PSEG Poland Distribution B.V.
                      (Name of the foreign utility company)

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
   (Name of filing company, if filed on behalf of a foreign utility company)

Item 1

Notification

Public Service Enterprise Group Incorporated ("PSEG"), a holding company exempt from the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act") pursuant to Section 3(a)(1) thereof and the corporate parent of Public Service Electric and Gas Company ("PSE&G"), a "public-utility company" as that term is defined in the Holding Company Act, hereby files with the Securities and Exchange Commission ("Commission"), pursuant to Section 33 of the Holding Company Act, this Form U-57 on behalf of PSEG Poland Distribution B.V.(1) ("PSEG Poland"), an indirect owner of electrical generation facilities and provider of both electricity-related and non-electricity related services, for the purpose of notifying the Commission that PSEG Poland is, and hereby claims status as, a "foreign utility company" ("FUCO") within the meaning of
Section 33 of the Holding Company Act.

As described further below, PSEG Poland, owns 74.63 % of the voting securities of Elektrowina Skawina Spolka Akcyjna ("Skawina").(2) Skawina owns generation facilities in Poland and provides additional services to its affiliates and other third parties.

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(1) PSEG  Poland is a company  formed  under  the laws of The  Netherlands.  100 percent of the voting securities, as defined in PUHCA, of PSEG Poland are owned by PSEG Europe B.V., a wholly owned indirect subsidiary of PSEG.
(2) PSEG Poland may increase its ownership of the voting securities of Skawina.

PSEG Poland does not own or derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution of natural or manufactured gas for heat, light or power within the United States of America, and PSEG Poland is not a public-utility company operating in the United States of America, as such terms are defined in the Holding Company Act.

ITEM 1

Name and Business Address of the Entity Claiming FUCO Status:

         PSEG Poland Distribution B.V.
         Weena 340
         3012 NJ Rotterdam
         The Netherlands

         Mailing address:

         Postbus 21850
         3001 AW Rotterdam
         The Netherlands

Description of the Facilities Used for the Generation, Transmission and Distribution of Electric Energy for Sale

Skawina owns an electrical generation facility in Krakow, Poland with an electrical output of approximately 590 Mwe and thermal capacity of approximately 618 MWt (the "Facility"). All of the electrical energy generated by the Facility (except for in-plant use) will be sold at wholesale to Zak(3)ad Energetczny Krakow, S.A, Zak(3)ad Energetczny Tarnow S.A, Beskidzka Energetyka S.A, Polish Power Distribution Companies, ELNORD and POLSKA ENERGIA, Polish electricity trade organizations or other wholesale purchasers. In addition, it is anticipated that the thermal energy resulting from the generation of electricity will be sold at wholesale to Miejskie Przedsiebiorstwo Energetyki Cieplnej S.A in Krakow or other wholesale purchasers. In addition it is anticipated that Skawina will be selling capacity to Polskie Sieci Elektroenergetyczne, S.A., the Polish Power Grid Company. Sales of thermal or electrical energy made at retail, if any, will be made to entities located within Poland and no thermal or electrical energy will be sold to any person or entity within the United States.

Ownership of Voting Securities:

74.63% of the voting securities of Skawina are owned by PSEG Poland, a wholly-owned indirect subsidiary of PSEG. The remaining voting securities of Skawina are owned by The State Treasury of the Republic of Poland and the employees of Skawina.


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

ITEM 2

Domestic Associate Public-Utility Companies

PSE&G is Skawina's only domestic associate public-utility company, as such term is defined in Section 2 of the Holding Company Act.

PSE&G is a wholly-owned direct subsidiary of PSEG, a publicly-held holding company, exempt by rule under Section 3(a)(1) of the Holding Company Act. PSE&G has not paid and will not pay for its affiliate's interest in, and will itself have no interest in, Skawina.

EXHIBIT A

State Commission Certification - New Jersey

Exhibit A has been omitted for the State of New Jersey for reasons set forth below, since the state certification requirement with regard to the State of New Jersey is deemed satisfied by Orders issued in 1986, prior to the enactment of
Section 33(a)(2) of the Holding Company Act, by the Board of Public Utilities of the State of New Jersey ("BPU"), the only state commission having jurisdiction over the retail gas and electricity rates of PSE&G. In support of such claimed exemption from state certification, PSEG incorporates by reference the BPU Order of January 17, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger", as amended by the BPU and Order dated November 13, 1986, entitled "Order Authorizing Transfer of Capital Stock and Approval of Merger" also incorporated by reference.(3) PSEG asserts that such BPU Orders satisfy the requirements of Section 33 (a)(2).

Section 33 (a)(2) requires that every state commission having jurisdiction over the retail electric or gas rates of a public-utility company that is an associate company or an affiliate of an otherwise exempted foreign utility company must certify to the Securities and Exchange Commission that it has "the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

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(3) PSEG has previously  relied on and filed paper copies with the Commission of such BPU Orders as satisfaction of the state certification requirement. See U-57
filings  of  Public  Service   Enterprise  Group   Incorporated  on  behalf  of:
Turbogeneradores Maracay, C.A. filed with the Commission on July 31, 1995; Empresa Distribuidora de Energia Sur, S.A., filed with the Commission on April 22, 1997; Empresa Distribuidora de Energia Norte, S.A., filed with the
Commission on April 22, 1997; Companhia Norte-Nordeste de Distribuicao de Energia Electrica filed with the Commission on October 22, 1997; Turboven Maracay Company filed with the Commission in October, 1998; Turboven Valencia Company filed with the Commission on October 15, 1998; Turboven Cagua Company filed with the Commission on October 15, 1998; Empresa Distribuidora La Plata S.A. filed with the Commission on November 4, 1998; Chilquinta Energia S.A. filed with the Commission on June 8, 1999; AES Parana S.C.A. filed with the Commission on July 12, 1999, AES Parana Operations S.R.L. filed with the Commission on July 12, 1999; Luz del Sur S.A.A. filed electronically with the Commission on September 14, 1999; Shanghai Wei-Gang Energy Company Ltd. filed with the Commission on May 30, 2000; Empresa Distribuidora de Electricidad de Entre Rios S.A. , filed electronically with the Commission on December 28, 2000; Sociedad Austral de Electricidad S.A., filed electronically with the Commission on August 30, 2001; and Dhofar Power Company SAOC, filed electronically with the Commission on June 27, 2003.


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

Section 33 (a) (2) also provides that this requirement "shall be deemed satisfied" if, prior to the enactment of Section 33 (a) (2), the relevant state commission had, "on the basis of prescribed conditions of general applicability," determined that the ratepayers of the public utility company are "adequately insulated from the effects of diversification and the diversification would not impair the ability of the state commission to regulate effectively the operations of such company."

PSE&G, an associate company or affiliate company of Skawina, is a public-utility company that, among other things, distributes electric energy and natural gas at retail in the United States. As indicated above, the retail rates of PSE&G are regulated by the BPU. The BPU Orders referenced above authorize the transfer of PSE&G's issued and outstanding shares of common stock to a new holding company to be formed - PSEG. This Order, as amended, commonly referred to as the Holding Company Order, was and is generally applicable to all of PSEG's non-utility activities. The BPU (at pp. 3-6 of the January 17, 1986 Order) imposed seventeen
(17) conditions generally applicable to the new holding company and its subsidiaries.

The BPU additionally noted (at p. 9) that it can monitor PSE&G's inter-corporate transactions with affiliates; assure that utility assets are not transferred to unregulated affiliates and that the utility is adequately compensated for the transfer of such assets; and assure adequate capitalization by reducing the earnings of PSE&G until the holding company makes proper capital commitments. Such Order stated (at p.8) the BPU's conclusion that:

"This Board has ample  statutory  authority  to regulate  all utility  activites
(sic) and, if required by existing facts or circumstances, to take reasonable and appropriate action in order to resolve regulatory problems and to protect the public."

The BPU further stated that:

"The Board's traditional regulatory powers will provide all the enforcement that the Board will need to assure that PSE&G's utility operation and its customers receive first priority, and that diversification by the Holding Company does not affect the utility or its customers. The Board's regulatory tools will be at least as effective when applied to PSE&G as part of a holding company structure as they would be if PSE&G were to embark on diversification through wholly-owned subsidiaries."

The BPU concluded by finding inter alia (at p. 10) that:

      "(2) The proposed conditions set out in the joint Position and Agreement entered into by the Petitioner and Staff are reasonable and appropriate, and, in conjunction with existing statutes, provide this Board with sufficient means and authority by which to properly regulate utility operations;

      (3) The proposed restructuring will have no adverse impact upon the rates charged to Petitioner's ratepayers, the employees of the utility or upon PSE&G's ability to render safe, adequate and proper service . . ."


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

Accordingly, the BPU, the sole state commission with jurisdiction over the retail rates of PSE&G determined, as set forth in the BPU Orders, on the basis of prescribed conditions of general applicability, that the ratepayers of PSE&G are adequately insulated from the effects of diversification and that diversification would not impair the ability of the BPU to effectively regulate the utility operations of PSE&G.

Conclusion

Accordingly, PSEG Poland satisfies the criteria set forth in Section 33(a) for qualification as a foreign utility company.

The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Public Service Enterprise Group
                                                 Incorporated

                                                 By: /s/ James T. Foran
                                                 -------------------------------
                                                 James T. Foran
                                                 Associate General Counsel

Date: March 16, 2005


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